William W. Uchimoto Phone:(215) 972-1888 Fax:(215) 972-1819 wuchimoto@saul.com www.saul.com

August 17, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attn: Mr. H. Roger Schwall

Re:	AgFeed Industries, Inc. Registration Statement on Form SB-2 Filed June 28, 2007 File No. 333-144131

Dear Mr. Schwall:

We represent AgFeed Industries, Inc. (the “Company”). This letter contains the Company’s responses to the comments received from the Staff in its letter dated July 27, 2007 (the “Comment Letter”). For your convenience, we have listed each comment from the Comment Letter in italics with the Company’s response listed in normal type after each comment. All page references in the Company’s response correspond to page numbers in Amendment No. 1 to the Company’s Registration Statement on Form SB-2 (“Amendment No. 1”) which the Company filed with the Commission today.

General

1.
Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

The Company has made corresponding changes to all disclosure in Amendment No. 1 that is affected by your comments.

2.	Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

United States Securities and Exchange Commission
Attn: Mr. H. Roger Schwall
August 17, 2007

The Company has provided current and updated disclosure throughout Amendment No. 1.

3.	Provide the information required by Item 510 of Regulation S-B, regarding our position on indemnification for Securities Act liabilities in Part I of your Form SB-2.

The Company has provided the requested information at page 43 and 44 of Amendment No. 1.

Risk Factors, page 3

Risks Related to Our Business, page 3

4.
It appears that some of the risks you list under this caption are more a form of governmental or political risk due to conducting your operations in China rather than your business itself. Revise to segregate such risks under a separate subheading.

The Company has segregated such risks under a separate subheading entitled “Risks Related to Conducting Our Business in the People’s Republic of China” on page 7 of Amendment No. 1.

We have high expectations for our financial performance,,, page 4

5.	Tell us what you mean by “high expectations.” We may have further comments.

The Company has revised the disclosure on page 5 of Amendment No. 1.

We may issue additional shares of our capital stock..., page 10

6.
You state that, “...we have no commitments as of the date of this offering to issue our securities...” Please explain your analysis behind this statement taking into consideration the warrants you have outstanding.

The Company has revised the disclosure on page 11 of Amendment No. 1.

Business, page 14

History, page 15

7.
Please disclose any agreements between Shanghai Best and Nanchang Best regarding the services (i.e. research and development services) that each company provides to the other. If there are no written enforceable agreements, please state as such.

The Company has revised the disclosure on page 16 of Amendment No. 1 to indicate that there are no written enforceable agreements between Shanghai Best and Nanchang Best.

United States Securities and Exchange Commission
Attn: Mr. H. Roger Schwall
August 17, 2007

8.
Please provide disclosure regarding the loan that the company received in order to purchase Guagxi Huijie Sci. & Tech. Food Co., Ltd. in your description of the transaction on page 15. See Note 1 to the financial statements on page F-6. Also, address any affiliations with Sunrise Capital International, Inc. under “Transactions with Related Persons, Promoters and Certain Control Persons.”

The Company has revised the disclosure on page 16 of Amendment No. 1 to add disclosure regarding this loan.

9.
Explain to us how you have evaluated the acquisition of Guangxi Huijie Sci. & Tech. Food Co., Ltd. for purposes of Item 22 of Form SB-2 and Item 310(c) of Regulation S-B. As part of your response, provide us with your analysis of the significance of this acquisition as described in Item 310(c)(3)(i) of Regulation S-B.

The Company has evaluated the acquisition of Guangxi Huijie Sci. & Tech. Food Co., Ltd. (the “Acquiree”) as a significant acquisition. The financial statements of the Acquiree were audited from inception (August 2, 2004) to December 31, 2005 and were reviewed as of September 30, 2006 and for the nine months ended September 30, 2006 and 2005.

The Company filed a Current Report on Form 8-K on December 26, 2006 which included an audited balance sheet of the Acquiree as of December 31, 2004 and 2005 and statement of operations for the Acquiree for the year ended December 31, 2005 and from inception to December 31, 2004.

In addition, Note 9 to the Company’s audited financial statements included in the Annual Report Form 10-KSB and the Registration Statement on Form SB-2 disclosed the results of operations of the Acquiree for the years ended December 31, 2005 and 2006 on a pro forma basis to reflect the operations of the Company as if the acquisition occurred on January 1, 2005.

Market Information, page 17

10.
Provide us with the source for your market data, such as the statement, “Feed costs comprise 55-70% of a piggery’s expenses.” on page 15 and the information provided under the subheading, “Market Information”.

United States Securities and Exchange Commission
Attn: Mr. H. Roger Schwall
August 17, 2007

According to thepigsite.com, “The feed costs are one of the most important cost categories, as it normally constitutes more than 50% of the overall costs. . . . The feed costs are affected by feed consumption, feed prices, slaughter weight and number of produced pigs.” The specific characteristics of the marketplace in each country determines the overall costs. For example, the overall cost of feed in each country, the amount of protein used in the feed mix, the transportation cost of the feed, the age of the pig at slaughter, the slaughter weight of the animal, the number of live piglets born in the litter, as well as other overhead costs such as labor rates.

Feed costs comprise 55-70% of a piggery's expenses; therefore the quality of feed and nutrition has a significant effect on piggery profits.

See: http://www.agri.gov.cn/kjtg/syjs/t20070801_863645.htm - This is a HeNan Agricultural Technology News stating that 70% of cost of hog raise is directly contributed from feed costs.

The feed industry in China, initially developed during the 1980s, was transformed by the issuance of the feed and feed additives regulations in the early 1990s.  These regulations emphasized labeling standards for the different grades of product.  These standards assisted in regulating the feed industry's expansion and aimed to eliminate substandard products and fraudulent labeling.

See:  http://www.word98.com/web/2007-02-06/8701.html

See:  http://www.chinafeed.org.cn/cms/_code/government/itemdetail.php?column_id=1230&item_id=81503 - This link is from the China Feed Industry News, a government agency information service.

See:  http://www.wanfangdata.com.cn/qikan/periodical.articles/zgsl/zgsl/zgsl99/zgsl9922/992202.htm

Total animal feed production in China is 111 million tons in 2006

See:  http://www.sdxm.gov.cn/art/2007/5/15/art_162_2750.html

In 2005, pork consumption in China is about 33 kg per capita

See:  http://www.ahnw.gov.cn/2006nwkx/html/200505/{9D3FDA9F-0F5D-48A9-949A-4D6F1E42796B}.shtml

11.	Provide us with the source for your data on your competitor’s businesses. For example, the statement on page 16, “Competitors charge $500/metric ton on average.”

This information was based on an informal survey with the Company’s customers who purchased from the Company’s competitors in the past. We have established good relationships with most of our customers due to our willingness to provide them what we consider to be superior customer services. Through many conversations and informal polling with our customers, we have determined that our competitors charge $500/metric ton on average.

12.
Please clarify your descriptions of premix on pages 16 and 17. We note that the description of pork premix includes growth promoters, while the description of premix in the second to last paragraph on page 17 omits growth promoters.

The Company has clarified these descriptions on page 16 and 17 of Amendment No. 1.

Sales and Marketing, page 18

13.
Indicate the number of franchisees to which each of your three subsidiaries sells its product, yet the description on page 18 and 19 seems to indicate that franchising has become a large part of your business.

The Company has revised the disclosure on page 19 of Amendment No. 1.

Government and Environmental Regulation, page 19

14.
Reconcile your description of the production licenses on page 19 with the description of the production permits on page 20. If these are the same documents granted by the Ministry of Agriculture, please revise your disclosure to state as such.

The Company has revised its disclosure as requested on page 20 of Amendment No. 1.

United States Securities and Exchange Commission
Attn: Mr. H. Roger Schwall
August 17, 2007

Management’s Discussion and Analysis, page 21

Overview, page 21

15.
In looking at your period-to-period disclosures, we note that Cost of Goods Sold may change in disproportionately to changes in Revenues. For example, for the Three Months Ended March 31, 2007, Revenues increased by 137.71% while Cost of Sales increased by 163.21%, a greater amount. However, for the year ended December 31, 2006 Revenues increased by 12.9% but Cost of Sales increased by only 2%. In your Overview section, address the general relation between Revenues and Cost of Sales while addressing, on a more specific basis, the factors affecting Cost of Sales in each of the period comparisons.

The Company has revised the Overview section on page 22 and 23 of Amendment No. 1 to address these issues.

Critical Accounting Policies, page 22

16.
Please revise this section to focus specifically on areas that require estimates and assumptions that are material due to high levels of subjectivity and judgment necessary to account for them, and that are material to your financial condition and operating performance. For example, it is unclear to us from your disclosure what subjective assumptions or estimates you make when accounting for foreign currency translation. With respect to each critical accounting policy, you should include:

(a)	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrive at the measures and how accurate the estimates or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

The Company has revised the Critical Accounting Policies section of its MD&A on page 23 and 24 of Amendment No. 1.

United States Securities and Exchange Commission
Attn: Mr. H. Roger Schwall
August 17, 2007

Results of Operations, page 25

17.	To aid investor understanding, please expand this section to add a chart that includes volume and pricing information for products sold during each period presented.

The Company has added the requested chart on pages 27, 28, and 29 of Amendment No. 1.

18.	Expand your revenue discussions for all periods presented to address changes in revenues resulting from pricing increases or decreases versus the changes from volume increases or decreases.

The Company has expanded its revenue discussions on pages 26 and 27 and 28 and 29 of Amendment No. 1.

19.	Expand your discussions of revenues and expenses to quantify the impact of the Guangxi Huijie acquisition for the quarter ended March 31, 2007.

The Company has expanded our discussions of revenues and expenses on pages 26 and 28 of Amendment No. 1 to quantify the impact of the Guangxi Huijie acquisition for the six months ended June 30, 2007.

Liquidity and Capital Resources, page 27

20.	Provide a description of the amount of funds necessary to maintain your current operations, complete projects underway and achieve stated objectives or plans.

The Company has provided the requested description on page 31 of Amendment No. 1.

21.	Include additional detail with regard to the potential acquisition for which you have paid $160,000. Refer to the requirements of Regulation S-B, Item 303.

The Company has provided additional detail regarding the potential acquisition on page 30 and 31 of Amendment No. 1.

22.	Expand this section to include a discussion of your liquidity and capital resource activities during 2006 and 2005.

The Company has expanded the liquidity section on pages 30 and 31 of Amendment No. 1 as requested.

23.
Add a section to discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material, or state that you have none.

The Company has added an off-balance sheet arrangement section to page 29 of Amendment No. 1.

United States Securities and Exchange Commission
Attn: Mr. H. Roger Schwall
August 17, 2007

Directors and Executive Officers, page 29

24.
Provide details of Mr. Li’s positions within the company if he still serves in some capacity other than Chairman of the Board. Further, indicate previous positions within the company that he held during the last five years. Currently you only indicate that he has served as Chairman of the Board since July 2004.

The Company has provided the requested details on page 32 of Amendment No. 1.

25.
Please clarify the time period during which Mr. Li has served as Chairman of the Board. As the Company was not incorporated until 2005, he could not have been Chairman of the Board since 2004. Please ensure that throughout the registration statement you refer to the proper entity.

The Company has provided the requested clarification on page 32 of Amendment No. 1.

Executive Compensation, page 31

26.
Please confirm that the amount presented in the table for Mr. Xiong represents his compensation for the entire year, not just the period subsequent to the business combination with Wallace Resources. See Item 402(a)(3) of Regulation S-B.

The Company has added the requested disclosure on page 34 of Amendment No. 1. The compensation listed on this table for Mr. Xiong represents his compensation from the Company for all of 2006.

Selling Stockholders, page 34

27.	You indicate that there is a column titled, “Shares Available for Sale Under This Prospectus” in your selling stockholders table, but no such column appears. Please revise.

The Company has revised the Selling Stockholders Table on page 37 of Amendment No. 1 as requested.

United States Securities and Exchange Commission
Attn: Mr. H. Roger Schwall
August 17, 2007

28.
Please provide a discussion of how the selling stockholders acquired their shares. We note that you list 41 selling stockholders, yet you only provide the two private placements as a description of how the shares were acquired. If this was the only means by which the selling stockholders acquired their shares, please provide us with your analysis by which you relied on the exemption from registration provided in Rule 506 of Regulation D. Further, please disclose the number of purchasers in your private placements here and on page 1I-2.

The Company has provided the requested disclosure on pages 36, 37 and II-2 of Amendment No. 1.

The offer and sale of the securities in each of the two private placement transactions that we have conducted in 2007 were intended to meet the requirements of one or more exemptions from registration under the Securities Act of 1933, as amended (the “Act”). In particular, the Company relied upon Rule 506 of Regulation D and Section 4(2) of the Act. The offer and sale of securities was made solely to a limited number of sophisticated investors and such investors were not solicited through any form of general solicitation or advertising. In the first offering, the Company sold securities to 37 investors and in the second offering the Company sold securities to one institutional investor. In addition, the sales were conducted in private transactions where the investor identified an investment intent as to the transaction without a view to an immediate resale of the securities; the shares of common stock and warrants that made up the Units were “restricted securities” in that they were both legended with restrictions on resale without registration or a valid exemption therefrom such as Rule 144 and the investors represented to the Company in writing that they were sophisticated as to the investment decision and satisfied the definition of “accredited investor” as such term is defined under Rule 501 of Regulation D. The Company had no reason to believe that such representations were not true and correct.

29.
We note that three of the selling stockholders have the same last name as certain directors and executive officers. With a view toward potential expanded disclosure in the prospectus, please let us know if there are any familial relationships between the selling stockholders and the directors or executive officers. We may have additional comments.

The Company has confirmed that there are no familial relationships between the selling stockholders and the directors or executive officers.

30.
Disclose whether any selling stockholder is a broker-dealer. If so, identify it as an underwriter unless you can state that it obtained the securities being registered for resale as compensation for investment banking services.

The Company has provided the requested disclosure at page 40 of Amendment No. 1.

United States Securities and Exchange Commission
Attn: Mr. H. Roger Schwall
August 17, 2007

31.
You state that certain selling stockholders are affiliated with a registered broker-dealer and that each such selling stockholder, “at the time it acquired the securities subject to the registration statement of which this prospectus is a part, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of such securities.” Disclose which selling stockholders are affiliates of a broker-dealer. Further, identify each one as an underwriter, unless you can state that each one purchased the securities in the ordinary course of business.

The Company has provided the requested disclosure at page 39 and 40 of Amendment No. 1.

32.
Please disclose the natural persons who exercise voting and/or investment power with respect to the securities to be offered for resale by each of the selling stockholders. See Interpretation 1.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

The Company has provided the requested disclosure at pages 38, 39, and 40 of Amendment No. 1.

Description of Capital Stock, page 38

33.	Please ensure that your number of stockholders is correct. We note that you provide a different number in parallel disclosure at page 13

The Company has updated the disclosure of our number of stockholders on page 14 and page 42 of Amendment No. 1.

Financial Statements Auditor’s Report, page F-1

34.
We note that your audit report was signed by an audit firm based in Tarzana, California. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed in the United States, in light of the fact that the majority of your assets are located within, the majority of your revenues are derived within, and your corporate offices are located in China. Further guidance may be found in Section 5.K of “international Reporting and Disclosure Issues in the Division of Corporation Finance” on the Commission’s website at: http://www.sec.gov/divisions/corpfin/ intematl/cfirdissueslI04.htm . Please tell us whether your management and accounting records are located in the United States or China as well as where the majority of the audit work is conducted. We may have further comments.

United States Securities and Exchange Commission
Attn: Mr. H. Roger Schwall
August 17, 2007

The books and records of each of Nanchang Best, Shanghai Best and Guangxi Huijie are located in China. The Company’s auditors use the services of Beijing Evertrust CPAs Co., Ltd., a local public accounting firm which is registered with the PCAOB. The head of the international audit department of Beijing Ever Trust CPAs Co., Ltd. (BETL) has over seven years of experience in public accounting and is a graduate of York University, Canada. She has passed her certified public accountant exam from the State of Delaware. This firm employs other Chinese CPA’s and accounting graduates from Chinese universities. Goldman & Parks LLP, the Company’s auditors, retain the services of BETL in performing the audit. Goldman & Parks LLP’s engagement partner is responsible for planning the audit, which includes preparation of a detailed audit planning memorandum. This plan is discussed with BETL’s manager and staff before the start of the audit. The engagement partner also provides audit programs and day to day guidance to BETL. Prior to the commencement of the audit, the engagement partner visited BETL and imparted training to the audit team on fraud and general audit related matters. In addition, the engagement partner visited the Company’s offices in Shanghai, Nanchang and Nanning and met the CEO, CFO, chairman of the board of directors and other management personnel of the Company.

The conduct of the audit by Goldman & Parks LLP is in accordance with the SEC staff’s speech by Louise M. Dorsey and Stephanie L Hunsaker dated December 6, 2004. Following is an extract from this speech.

“In other situations, a U.S. firm may choose simply to “hire” local personnel in a foreign country, such as China, to work as independent contractors for the U.S. audit firm [Slide 49]. In this case, the U.S. audit firm would be required to control all aspects of the work performed by the independent contractor. The independent contractor would report to the U.S. audit firm just like an employee of the U.S. firm, perform all procedures requested by the U.S. audit firm, have the work reviewed by members of the U.S. audit firm as if the independent contractor was an employee of the firm, etc.”

In addition, prior to the commencement of the audit, the engagement partner had a telephone conversation with Ms. Louise Dorsey and Ms. Stephanie Hunsaker discussing the situation in which this audit was to be conducted. Both Ms. Dorsey and Ms. Hunsaker reiterated that Goldman & Parks LLP can be the issuing auditor as long as Goldman & Parks controls the audit. It is the Company’s understanding that other United States independent accounting firms conduct the audit of Chinese companies in similar manner and that this process is appropriate.

United States Securities and Exchange Commission
Attn: Mr. H. Roger Schwall
August 17, 2007

Note 2 --- Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

35.	Tell us and disclose the material terms of your revenue arrangements and your related accounting policies. Address the following:

            •  How you establish evidence of an arrangement

            •  How you determine when delivery has occurred;

            •  Whether you offer any return, price protection or similar rights.

To the extent that there are any differences in your arrangements with different types of customers, e.g. end-users, distributors or franchisees, clearly describe these differences and explain how these differences are reflected in your revenue recognition policies.

Evidence of a revenue arrangement varies from a walk-in cash on demand order from an end user to a written order received from a dealer. The Company considers such arrangements as establishing evidence of an arrangement based on its customary practice. The Company determines that delivery has occurred when the customer picks up the product or when the Company ships the product FOB.

The Company gives volume rebates to certain customers based on volume achieved. Sales rebates are accrued based on actual sales volume. Sales rebates for the year ended December 31, 2005 and 2006 and the six months ended June 30, 2006 and 2007 were $74,046 and $258,503 and $5,048 and $174,415, respectively.

Sales returns and allowances have historically been insignificant. Accordingly, estimating returns is not critical. However, if circumstances change, returns and allowance may impact the company’s earnings.

Sales returns for the year ended December 31, 2005 and 2006 and the six months ended June 30, 2006 and 2007 were $63,521 and $65,792 and $32,931 and $45,447, respectively.

United States Securities and Exchange Commission
Attn: Mr. H. Roger Schwall
August 17, 2007

36.	Tell us and disclose the credit terms you offer. Explain to us how the accounts receivable balances reported as of December 31, 2006 and March 31, 2007 are consistent with those terms.

The Company offers credit terms generally ranging from 30- 90 days. In certain rare cases it provides credit terms to customers that exceed 90 days. The Company monitors collectibility of accounts receivable based on a variety of factors suchs payment history, pattern of current payment and a customer’s credit standing and other economic factors.

Receivables are high because sales for the last three months of the year were high.

Segment Reporting, page F-12

37.
We note the statement that your business consists of one reportable segment. Please provide us with an analysis that supports this statement under SFAS 131. As part of your response, tell us whether operating segments have been aggregated to produce your reportable segment. If so, tell us the operating segments and explain to us how they were determined. Also, explain why you believe it is appropriate to aggregate them under paragraph 17 of SFAS 17. Address all of the identified criteria as well as the reference to similar economic characteristics. Provide us with a copy of all internal financial reports provided to your chief operating decision maker (“CODM”) for the periods ended December 31, 2006, and March 31, 2007.

The Company’s operating segments have been considered as one reportable segment. These segments have similar economic characteristics and are similar in each of the following areas:

(a)	The nature of the products and services

(b)	The nature of the production processes

(c)	The type or class of customer for their products and services

(d)	The methods used to distribute their products

(e)	They operate under a similar regulatory environment.

The principal factor that gives the segments similar economic characteristics is that they share similar competitive and operating risks and have similar trend in sales growth.

We are in the process of having these agreements translated into english. We will submit these agreements to you when they are delivered to us in english.

United States Securities and Exchange Commission
Attn: Mr. H. Roger Schwall
August 17, 2007

Note 9 - Acquisition of Guangxi Huijie Sci. & Tech. Feed Co., Ltd., page F-19

38.
We note the disclosure indicating that the fair values are based on a third-party valuation. Revise your filing to identify, and include the consent of, this expert. Alternatively, remove the reference to a third-party.

The Company has removed the reference to the third party.

39.	Please explain to us why you do not believe it appropriate to tax effect your pro forma adjustments.

The Company made this acquisition, has a net operating loss and is not likely to have any tax benefit from the pro forma adjustments. In addition, Guangxi Huijie Sc. & Tech. Food Co., Ltd. is exempt from income tax for a period of two years from January 1, 2006. Therefore, there are no tax consequences of the pro forma adjustment and the Company did not believe it was appropriate to tax effect the pro forma adjustments.

Consolidated Statement of Cash Flows for the periods ended March 31, 2007 and 2006, page F-25

40.	Please change the line “Net cash provided by operating activities” to read “Net cash used in operating activities,” as it appears that cash flow was negative for both periods presented.

The Company has changed this line as requested.

United States Securities and Exchange Commission
Attn: Mr. H. Roger Schwall
August 17, 2007

Note 4 - Stockholders’ Equity, page F-35

41.	With regard to your private placements and registration rights agreements:

(a)
Expand your disclosures to explain the registration rights agreements in more detail. Clearly indicate the damages that will be paid if effectiveness of your registration statement is delayed or if registration is not completed, when they would begin, and whether any cap exists to limit such damages.

(b)	To the extent that damages accrue before your registration statement becomes effective, disclose in future amendments the amount of damages accrued.

(c)	Explain to us why your registration rights agreement dated June 22, 2007, is attached as an exhibit, but the agreement dated February 28, 2007, is not.

(d)
Please reconcile the numbers of common shares and warrants issued as part of the “February offering” and the “offering,” as defined in your June 22, 2007, registration rights agreement, with the 3,638,540 shares that you are registering.

(e)	Please explain why you refer to the final closing date here as being April 29, when Note 11 indicates that it was April 28.

(f)
You refer here to “each unit representing one share of the Company’s common stock and a three year common stock purchase warrant” when, in fact, it appears that each unit represented one share of your common stock but just 8% of a warrant, inasmuch as 1,000,000 units apparently represented 1,000,000 shares of common stock but just 80,000 warrants. Clarify this information here and elsewhere in your filing where it is discussed.

(g)
The language is similarly confusing in Note 11 and elsewhere in your filing where you describe the units sold on June 22, 2007. In that instance, did each unit consist of one share of your common stock and a warrant to purchase 25% of a common share, as you state initially in the third paragraph of Note 11? Or is each warrant exercisable for one share of common stock, as you state subsequently in that paragraph, but each unit consisted of one share of common stock and one-fourth of a warrant? Please clarify this language throughout your filing where these discussions are found. For example, the information on page 27 and page 28 is not clear, and the description of the June 22 transaction on page 28 is not adequately detailed.

United States Securities and Exchange Commission
Attn: Mr. H. Roger Schwall
August 17, 2007

(a)	The Company has provided the requested disclosure at pages F-23, F-24, F-36, and F-37 and of Amendment No. 1.

(b)	The Company will make the appropriate disclosure as it becomes necessary.

(c)	A form of the February 2007 agreement is attached as Exhibit 4.3 to the registration statement.

(d)	The requested reconciliation is as follows:

	April 27, 2007	June 22, 2007	Total
Shares issued	2,276,753	750,000	3,026,753
Warrants issued	182,146	187,500	369,646
Warrants to Placement Agents:	182,141	60,000	242,141
			3,638,540

(e)	The final closing occurred on April 29, 2007 and this date has been inserted in all locations throughout the document.

(f)	The Company has clarified this information at pages 2, 3, 29, F-22, F-23, F-35, F-36 and II-2 of Amendment No. 1.

(g)	The Company has clarified this information at pages 3, 30, F-23, F-36, and II-2 of Amendment No. 1.

Exhibits, page II-2

42.	Provide the share purchase agreements for your private placements conducted in 2007 and any other material documents relating to such transactions that have yet to be disclosed.

We have added the requested agreements as Exhibits 10.5 and 10.6 to Amendment No. 1.

43.
Provide each contract to which a director, officer, promoter, voting trustee or security holder named in the registration statement is a party as required by Item 601(b)(10) of Regulation S-B. We note that there were numerous related party transactions disclosed, yet none of the contracts were attached as an exhibit.

With regards to the transactions set forth in the first paragraph of the section "Transactions with Related Persons, Promoters and Certain Control Persons," the only transaction that involved the company was the share exchange transaction with Nanchang Best. This share Exchange Agreement is attached as Exhibit 10.1 to Amendment No. 1.

With regards to the loan from Sunrise Capital International described in the second paragraph of this section, the promissory note was previously filed as Exhibit 10.2 to the Current Report on Form 8-K filed on December 26, 2006 and is now incorporated by reference at Exhibit 10.7 to Amendment No.1.

All of the remaining transactions described in this section were initiated by the operating companies when they were private entities.  There were no written enforceable agreements to document these arrangements as Mr. Xing owned a majority interest in the companies that were the other parties in the relationships. These transactions were all repaid and elimited during the first quarter of 2007. Accordingly, there are no agreements to attach as exhibits for these transactions.

44.	Provide a signed final legal opinion as required under Item 601(b)(5) of Regulation S-B. We will need sufficient time to review the opinion upon its filing.

A signed final legal opinion will be provided in a subsequent amendment to the registration statement.

United States Securities and Exchange Commission
Attn: Mr. H. Roger Schwall
August 17, 2007

Undertakings, page II-3

45.	Provide the undertaking required under Item 512(g)(2) of Regulation S-B.

The Company has provided the undertaking required under Item 512(g)(2) of Regulation S-B at page II-3, II-4, and II-5 of Amendment No. 1.

Please call us if you have any questions regarding Amendment No. 1 or the Company’s response to the Comment Letter.

Sincerely,
/s/ William W. Uchimoto
William W. Uchimoto

cc:	Mr. Junhong Xiong